UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)1

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*



                                 WEBSENSE, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    947684106
------------------------------------------------------------------------------
                                 (CUSIP Number)


                                October 12, 2001
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 947684106                     13G

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PHILIP G. TRUBEY
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  [ ]
                                                                        (b)  [ ]
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3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S. and CANADA
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     NUMBER OF      5      SOLE VOTING POWER
      SHARES
   BENEFICIALLY            945,000
     OWNED BY
------------------------------------------------------------
       EACH         6      SHARED VOTING POWER
     REPORTING
      PERSON               400
       WITH
------------------------------------------------------------
                    7      SOLE DISPOSITIVE POWER

                           945,000

------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER

                           400
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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       945,400
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (See Instructions)

                                                                             [ ]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       4.7%
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12     TYPE OF REPORTING PERSON (See Instructions)

       IN
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CUSIP No. 947684106                     13G

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       JANET A. McVEIGH
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       CANADA
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     NUMBER OF      5      SOLE VOTING POWER
      SHARES
   BENEFICIALLY            0
     OWNED BY
------------------------------------------------------------
       EACH         6      SHARED VOTING POWER
     REPORTING
      PERSON               400
       WITH
------------------------------------------------------------
                    7      SOLE DISPOSITIVE POWER

                           0

------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER

                           400
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       400
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (See Instructions)

                                                                             [ ]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       .1%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

      Philip G. Trubey and Janet A. McVeigh hereby amend the Amendment No. 2 to
Schedule 13G filed with the Securities and Exchange Commission ("SEC") on July 11, 2001 with respect to the Common Stock ("Common Stock") of Websense, Inc. ("Websense"). This Amendment No. 3 to Schedule 13G is filed to reflect the transfer by Philip G. Trubey of 400 shares of Common Stock into a joint account with his wife, Janet A. McVeigh, and the sale by Philip G. Trubey of certain shares of Common Stock he owned in Websense.

Item 1.  (a) Name of Issuer:

             Websense, Inc.

         (b) Address of Issuer's Principal Executive Offices:

             10240 Sorrento Valley Road, San Diego, CA 92121

Item 2.  (a) Name of Person Filing:

      This statement is filed jointly on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Exchange Act, each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

             Philip G. Trubey ("Trubey")

             Janet A. McVeigh ("McVeigh")

         (b) Address of Principal Business Office, or if None, Residence:

             Trubey and McVeigh's mailing address is: P.O. Box 1285, Rancho Santa Fe, California 92067

         (c) Citizenship:

             Trubey is a U.S. and Canadian citizen and McVeigh is a Canadian citizen.

         (d) Title of Class of Securities:

             Common Stock, Par Value $0.01 per share.

         (e) CUSIP Number:

             947684106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Exchange Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)  [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a)  Amount beneficially owned:

              The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in Item 4(c) below.

              On or about August 24, 2001, Trubey transferred 400 shares of Common Stock he owned individually into a joint account controlled by both Trubey and his wife, McVeigh. Trubey is the direct beneficial owner of 945,400 shares of Common Stock (including the 400 shares of Common Stock owned jointly by him and McVeigh), representing approximately 4.7% of the outstanding Common Stock of Websense (based on the number of shares of Common Stock outstanding on July 31, 2001). McVeigh is the direct beneficial owner of 400 shares of Common Stock owned jointly by her and Trubey. By virtue of the fact that Trubey and McVeigh are married to each other, McVeigh may also be deemed to be an indirect beneficial owner of Trubey's 945,000 shares of Common Stock such that McVeigh may be deemed to be the beneficial owner of an aggregate of 945,400 shares of Websense representing approximately 4.7% of the outstanding Common Stock of Websense. However, notwithstanding the foregoing, for purposes of Rule 13d-4 [17 CFR 240, 13d-4] under the Exchange Act, McVeigh expressly disclaims beneficial ownership of the 945,000 shares of Common Stock owned by Trubey.

         (b)  Percent of class:

              Based on the 20,028,339 shares of Common Stock reported to be outstanding as of July 31, 2001 on the Form 10-Q filed with the SEC, for the quarter ended June 30, 2001, Trubey and McVeigh own approximately 4.7% of the outstanding Common Stock of Websense.

         (c)  Number of shares as to which such person has:

---------------------------------------------------------------------------------------------------------------------------
                                    (i)                     (ii)                   (iii)                    (iv)
                               Sole power to          Shared power to          Sole power to           Shared power to
                                 vote or to              vote or to            dispose or to            dispose or to
                              direct the vote         direct the vote            direct the              direct the
                                                                               disposition of          disposition of
---------------------------------------------------------------------------------------------------------------------------
Philip G. Trubey                  945,000                   400                   945,000                    400
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Janet A. McVeigh                        0                   400                         0                    400
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Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                     SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 15, 2001




               By: /s/ Philip G. Trubey
                  ___________________________
                  Philip G. Trubey



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 15, 2001




               By: /s/ Janet A. McVeigh
                  ___________________________
                  Janet A. McVeigh

                              JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Websense, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this October 15, 2001.



                                          By: /s/ Philip G. Trubey
                                              --------------------
                                              Philip G. Trubey



                                          By: /s/ Janet A. McVeigh
                                              --------------------
                                              Janet A. McVeigh